UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 OR 15(d) of The Securities Exchange Act of 1934



Date of Report (Date of earliest event reported): September 6, 2012

United Fire Group, Inc.
(Exact name of registrant as specified in its charter)

Iowa	**001-34257**	**45-2302834**
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

118 Second Avenue, S.E., Cedar Rapids, Iowa	**52407**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: **(319) 399-5700**

_____
(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

1tem 7.01. Regulation FD Disclosure.

The management of United Fire Group, Inc. participated in the Keefe, Bruyette & Woods 2012 Insurance Conference on September 6, 2012. Randy A. Ramlo, president and chief executive officer, Michael T. Wilkins, executive vice president, and Dianne M. Lyons, vice president and chief financial officer, presented at the conference. A replay of the webcast of the presentation is available on the Investor Relations section of United Fire Group's website at www.unitedfiregroup.com.

Exhibit 99.1 is a copy of the presentation materials used in management's presentation at the Keefe, Bruyette & Woods 2012 Insurance Conference. A copy of the presentation materials will be posted in the Investor Relations section of our website (www.unitedfiregroup.com) under Presentations, for a period of 14 days following the presentation. The presentation materials are being furnished pursuant to Item 7.01, and the information contained therein shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, or otherwise subject to the liabilities under that Section. Furthermore, the information contained in Exhibit 99.1 shall not be deemed to be incorporated by reference into our filings under the Securities Act of 1933.

Disclosure of forward-looking statements
This release may contain forward-looking statements about our operations, anticipated performance and other similar matters. The Private Securities Litigation Reform Act of 1995 provides a safe harbor under the Securities Act of 1933 and the Securities Exchange Act of 1934 for forward-looking statements. The forward-looking statements are not historical facts and involve risks and uncertainties that could cause actual results to differ materially from those expected and/or projected. Such forward-looking statements are based on current expectations, estimates, forecasts and projections about our company, the industry in which we operate, and beliefs and assumptions made by management. Words such as "expect(s)," "anticipate(s)," "intend(s)," "plan(s)," "believe(s)," "continue(s)," "seek(s)," "estimate(s)," "goal(s)," "target(s)," "forecast(s)," "project(s)," "predict(s)," "should," "could," "may," "will continue," "might," "hope," "can" and other words and terms of similar meaning or expression in connection with a discussion of future operating, financial performance or financial condition, are intended to identify forward-looking statements. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed in such forward-looking statements. Information concerning factors that could cause actual results to differ materially from those in the forward-looking statements is contained in Part I Item 1A "Risk Factors" of our annual report on Form 10-K for the year ended December, 31, 2011, filed with the SEC on March 15, 2012; in our report on Form 10-Q for the quarter ended March 31, 2012, filed with the SEC on May 10, 2012; and in our report on Form 10-Q for the quarter ended June 20, 2012, filed with the SEC on August 8, 2012. The risks identified on Form 10-K are representative of the risks, uncertainties, and assumptions that could cause actual outcomes and results to differ materially from what is expressed in forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this release or as of the date they are made.

Item 8.01. Other Events.

The management of United Fire Group, Inc. participated in the Keefe, Bruyette & Woods 2012 Insurance Conference on September 6, 2012. Randy A. Ramlo, president and chief executive officer, Michael T. Wilkins, executive vice president, and Dianne M. Lyons, vice president and chief financial officer, presented at the conference. A replay of the webcast of the presentation is available on the Investor Relations section of United Fire Group's website at www.unitedfiregroup.com.

Exhibit 99.1 is a copy of the presentation materials used in management's presentation at the Keefe, Bruyette & Woods 2012 Insurance Conference. A copy of the presentation materials will be posted in the Investor Relations section of our website (www.unitedfiregroup.com) under Presentations, for a period of 14 days following the presentation. The presentation materials are being furnished pursuant to Item 8.01, and the information contained therein shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, or otherwise subject to the liabilities under that Section. Furthermore, the information contained in Exhibit 99.1 shall not be deemed to be incorporated by reference into our filings under the Securities Act of 1933.

Item 9.01. Financial Statements and Exhibits.

(a) Not applicable.

(b) Not applicable.

(c) Not applicable.

(d) Exhibits.

Exhibit Number	Description of Exhibit
99.1	Presentation materials dated September 6, 2012, and used by management at the Keefe, Bruyette & Woods 2012 Insurance Conference.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

UNITED FIRE & CASUALTY COMPANY

Date: September 6, 2012

By: /s/ Randy A. Ramlo

Name: Randy A. Ramlo
Title: President and Chief Executive Officer

EXHIBIT INDEX

Exhibit Number	Description of Exhibit
99.1	Presentation materials dated September 6, 2012, and used by management at the Keefe, Bruyette & Woods 2012 Insurance Conference.



Exhibit 99.1

UNITED FIRE GROUP®

KBW Insurance Conference Investor Presentation

Randy Ramlo, President and Chief Executive Officer
Mike Wilkins, Executive Vice President
Dianne Lyons, Vice President and Chief Financial Officer

September 5-6, 2012

Forward-Looking Statements

This presentation may contain forward-looking statements about our operations, anticipated performance and other similar matters. The Private Securities Litigation Reform Act of 1995 provides a safe harbor under the Securities Act of 1933 and the Securities Exchange Act of 1934 for forward-looking statements. The forward-looking statements are not historical facts and involve risks and uncertainties that could cause actual results to differ materially from those expected and/or projected. Such forward-looking statements are based on current expectations, estimates, forecasts and projections about our company, the industry in which we operate, and beliefs and assumptions made by management. Words such as "expect(s)," "anticipate(s)," "intend(s)," "plan(s)," "believe(s)," "continue(s)," "seek(s)," "estimate(s)," "goal(s)," "target(s)," "forecast(s)," "project(s)," "predict(s)," "should," "could," "may," "will continue," "might," "hope," "can" and other words and terms of similar meaning or expression in connection with a discussion of future operating, financial performance or financial condition, are intended to identify forward-looking statements. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed in such forward-looking statements. Information concerning factors that could cause actual results to differ materially from those in the forward-looking statements is contained in Part I Item 1A "Risk Factors" of our annual report on Form 10-K for the year ended December 31, 2011, filed with the SEC on March 15, 2012, and in our report on Form 10-Q for the quarter ended June 30, 2012, filed with the SEC on August 8, 2012. The risks identified on Form 10-K are representative of the risks, uncertainties, and assumptions that could cause actual outcomes and results to differ materially from what is expressed in forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this release or as of the date they are made. Except as required under the federal securities laws and the rules and regulations of the Securities and Exchange Commission, we do not have any intention or obligation to update publicly any forward-looking statements, whether as a result of new information, future events or otherwise. Reconciliations of non-GAAP measures are on Page 32 of this presentation and also available in our quarterly news release, which are available on the Investors Relations page of our website www.UnitedFireGroup.com.

Company Overview

United Fire Group (NASDAQ:UFCS)

- Regional provider of a complete line of insurance products, including traditional commercial and personal property/casualty insurance, niche specialty programs (e.g., contractors, retail business, auto service and repair, manufacturing and religious institutions) and life insurance

  – Based in Cedar Rapids, Iowa
  – Founded in 1946, holding company formed in 2012
  – $735 million in shareholders' equity
  – Six regional offices with approximately 900 employees

- Property/casualty book of business complemented by Surety Branch and Life Insurance Company, which contribute to earnings stability

Company Overview

P/C Cos. Rated "A" by A.M. Best

- $627 million in annual net written premiums
- 2012 combined ratio of 95.1%
- 90% commercial lines/10% personal lines
- Represented by more than 1,200 independent agencies
- Licensed in 43 states and Washington DC, active in 33

United Life Ins. Co. Rated "A-" by A.M. Best

- $4 billion of life insurance in force
- 65% annuities/35% traditional life insurance products
- Represented by more than 940 independent agencies
- Licensed in 36 states, active in 28

Historical Financial Performance

Book Value Per Share



Operating ROE averaged 7.7% between 2000 and 2011

Historical Underwriting Performance

GAAP Combined Ratio



GAAP Combined Ratio excluding Cats



■ UFCS ■ Peer Group*

* SNL Small Cap U.S. Insurance Index (Average)

Recent Results

Second-Quarter Highlights

- Double-digit top-line growth:
  - Low- to mid-single digit rate increases
  - Solid commercial lines retention business
  - New business contribution reflected diligent account-based underwriting practices
- Sub-100% combined ratio:
  - Benefits of improving pricing environment
  - Continued favorable prior-year reserve development
  - Significantly lower catastrophe losses
- Offset by 2 percentage point increase in expense ratio due to DAC accounting change
  - Expect full-year impact on net income in range of $14-17 million
- Life insurance net written premiums increased more than 22%
- Net investment income rises
  - Invested assets growth more than offset decline in yield

2012 Interim Results

($ in millions)	2Q 2012	% Chng	1H 2012	% Chng
Net written premiums	$196.4	14.1%	$375.8	27.2%
Net investment income	28.7	3.6	57.9	5.6
Realized gains or losses	0.6	(49.8)	3.4	(11.1)
Net income	14.7	182.1	33.9	NM
Operating income	14.3	177.0	31.7	NM
Net income per share	$0.58	184.1	$1.33	NM
Operating income per share	$0.56	178.9	$1.24	NM
Book value per share	n/a		$28.91	6.2

Key Investment Considerations

- Expanded geographic presence through MIGP acquisition
- Growth opportunities:
  - Capitalizing on transaction
  - Organic growth in existing markets
  - Appointing new agents
- Decentralized underwriting and marketing
- Opportunities for efficiencies
- Reserving
  - Consistent reserving practices
  - Historically reported loss redundancies
- Exposure management
  - Reduction of probable maximum loss
  - Diversified geographic risk
- Conservative investment philosophy
- Strong balance sheet with proactive capital management
- Experienced senior management

Expanded Geographic Presence Through Acquisition

Now Licensed in 43 States and Washington DC, Active in 33



■ United Fire states

■ MIGP states

Expanded Scope in 2011 with MIGP Acquisition

- All-cash transaction valued at approximately $191 million
- Common business approach that diversified geographic risk
- Since closing:
  - Generating savings through administrative and support consolidating and elimination of duplicate public company expenses and management salaries
  - Consolidated reinsurance programs
  - Transition to UFCS IT underway (imaging, claims, policy processing), substantial cost savings anticipated
  - Retained MIGP agent force, saw 4.2% production increase in 2Q12 vs. 2Q11

Growth Opportunities

Growth Strategies

- Automating BOP product:
  - More competitive product features
  - Driving additional growth
- Focus on increasing contribution from:
  - Property business
  - Workers' compensation
  - Large accounts (over $100,000)
- Seek additional production from new agents
- Appoint new agents in cities where we are under-represented

Pricing Sophistication

- Multiple tools support pricing analysis
  - CATography
  - Predictive analytics
  - Loss control
  - Walk-away pricing
  - Credit scoring
  - Rating tiers
- Advanced automated renewal screening

UNITED FIRE GROUP®

Growth Opportunities

Rate Change Comparison


8.00%
4.00%
0.00%
-4.00%
-8.00%
-12.00%
-16.00%
1Q06
4Q06
3Q07
2Q08
1Q09
4Q09
3Q10
2Q11
1Q12
UFG
MarketScout
CIAB
CLIPS

Notes on Rate Change Data

- **MarketScout** is the nation's largest on-line insurance exchange with a distribution system to over 50,000 retail insurance agencies. The composite average includes all commercial lines and sizes of accounts.
  Website: marketscout.com
- **Council of Insurance Agents & Brokers (CIAB)** asks its members each quarter to provide up-to-date information on pricing trends, underwriting practices and availability of all commercial property/casualty lines for its Commercial Insurance Market Index. Website: ciab.com
- **CLIPS** is Towers Watson's U.S. commercial lines pricing and profitability survey. Quarterly information comes directly from carriers. Website: towerswatson.com

Expertise with "Main Street" Businesses

Net Written Premiums by Product Line

Property/Casualty	Percent of total NPW
Fire & Allied Lines	37%
Automobile	25
Other Liability	22
Workers' Compensation	10
Surety	3
Reinsurance Assumed	2
Miscellaneous	1

Top 15 Classes Show Main Street Focus

Property/Casualty	Percent of total DPW
Concrete construction	8%
Carpentry – residential	7
Excavation	7
Lessors' risk	6
Carpentry – commercial	4
Land grading/earth moving	4
Automobile repair or service shops	4
Electrical work	4
Metal goods manufacturing/machine shops	4
Plumbing – commercial	3
Plumbing – residential	3
Roofing – commercial	3
Landscape gardening	3
Heating and air conditioning	2
Restaurants	2
Total of top 15 classes	65

Decentralized Underwriting and Marketing

Direct Written Premiums by State

Property/Casualty	Percent of total DPW
Iowa	13%
Texas	12
California	11
New Jersey	7
Missouri	7
All Other	49

Competitive Advantages

- Local market knowledge
- Strong agency relationships
- Disciplined underwriting
- Service center
- Exceptional customer service
- Superior loss control services
- Fair and ethical claims handling
- Efficient and effective technology

Decentralized Underwriting and Marketing

Agency Philosophy

- Continually monitor agencies for compatibility
- Criteria: loss ratio, volume, relationship
- Seek "top three" position (as measured by direct premiums written)
- Competitive performance-based compensation

Agency Force (as of December 31, 2011)

- More than 1,200 independent agencies
- Average agency size: over $500,000
- Size of largest agency: $7.5 million
- Premium from top 20: $90.1 million
- Premium from top 100: $219.4 million of $627 million

Opportunities for Efficiency

Expense Ratio



■ Expenses related to Mercer acquisition

Technology

- Streamline how our agencies transact business with us
- Enable producers to efficiently provide their clients with a high level of service
- Enhance agency online inquiry capabilities
- Provide agencies with online reporting
- Feedback from agent technology board

Reserving

Net Reserve Redundancy (Deficiency)



Reserving

Loss Cost Analysis

- Monitor inflationary trends
- Exposure basis rating (including payroll- and sales-based rating)
- Inflation factors applied to property values annually (buildings and contents)
- Automobile symbol rating to accurately rate for autos based on cost new and repair costs
- Monitor medical cost inflation and consider implication for auto, liability and workers' compensation lines of business

Reserving Philosophies

- Historically reported loss redundancies
- Conservative reserving practices
- Reserve on a case basis with some pessimism
- Reserve for IBNR and LAE using actuarial methods

Claims Handling Philosophies

- FAIR claims service
- FAST claims service
- Use of outside adjusters is infrequent, allowing us to more closely control the adjusting function
- Employ top industry fraud predictive analytics technology

Exposure Management

Managing Catastrophe Exposure

- 100-year PMLs below 2006 levels despite expanded portfolio due to Mercer transaction

- Managing geographic exposures to reduce coastal and other risks

- Updated policy terms and conditions
  - Policies written ex-wind
  - Policies written with wind exclusion

Exposure Reductions Post-Katrina



100-Year PMLs ($ in millions)

* Based on RMS v11 and AIR v12, includes Mercer's June 2010 portfolio

Exposure Management

Modeled vs. Actual Losses from Historical Storms

($ in millions)	Average Modeled Gross Loss	Actual to Average Model Miss %	Actual Loss
Katrina	$483.7	32%	$367.3
Rita	49.2	45	33.9
Gustav	19.1	32	14.5
Ike	64.1	147	26.0

Notes on Modeled Losses

- Modeled loss from Katrina and Rita are based on UFG's June 2005 portfolio.
- Modeled loss from Ike and Gustav are based on UFG's September 2008 portfolio.
- Storm surge and loss amplification are included in the modeled loss.

Exposure Management

2012 Reinsurance Programs

- Catastrophe program
  - $180 million excess of $20 million retention
  - 5% co-participation on losses between $20 million and $200 million
- Core program
  - $2 million retention
  - $13 million per risk property coverage
  - $38 million per occurrence casualty coverage

Catastrophe Loss Contribution



Net of reinsurance

Legend: ■ Non-cat losses ■ Cat losses

Conservative Investment Portfolio (at June 30, 2012)

$3.0 Billion Investment Portfolio ($ in millions)



Equity Securities $174 6%

Mortgage Backed $176 6%

Financial $308 10%

Corporate Bonds $1,783 58%

Municipals $762 25%

Utilities $257 8%

Industrial $983 32%

Other* $52 2%

US Gov't $84 3%

Foreign $235 8%

Other includes trading securities, mortgage loans, policy loans and other long-term investments.

Conservative Investment Portfolio (at June 30, 2012)

Portfolio Management

- Manage our own portfolios
  - Maintain a fixed-to-equity ratio of 90/10
- Addressing low interest rate environment by:
  - Continuing to purchase quality investments rated investment grade or better
  - More closely matching duration of our investment portfolio to liabilities
- Portfolio yield of 4.34% and duration of 4 years at June 30, 2012
- International corporate bond holdings account for 8% of portfolio

Highly Rated Fixed Income Portfolio

	$ (in millions)	%
AAA	$397	14%
AA	640	23
A	684	24
Baa/BBB	1,010	36
Other/Not Rated	88	3
Total	$2,819	100

Financially Strong

Capital Management Philosophy

- Strong economic capital position
- Prudent reinsurance programs
- Outstanding debt paid off in July 2012
- History of consistently conservative reserves
- Use of capital – acquisition of Mercer Insurance Company

Enterprise Risk Management

- ERM management committee meets quarterly
- Board of Directors risk management committee oversees ERM effort
  - Management reviews risk metrics with risk management committee
- Risk appetite statement developed
- Economic capital modeling used to assess risk

Share Repurchase

	Ave. Price Per Share	Number of Shares Repurchased	Total Price ($ in millions)
Six Months Ended 6/30/2012	$20.94	101,901	$2.1
12 Months Ended 12/31/2011	17.69	702,947	12.4

Key Investment Considerations

- Expanded geographic presence through MIGP acquisition
- Growth opportunities:
  - Capitalizing on transaction
  - Organic growth in existing markets
  - Appointing new agents
- Decentralized underwriting and marketing
- Opportunities for efficiencies
- Reserving
  - Consistent reserving practices
  - Historically reported loss redundancies
- Exposure management
  - Reduction of probable maximum loss
  - Diversified geographic risk
- Conservative investment philosophy
- Strong balance sheet with proactive capital management
- Experienced senior management



Investor Presentation

Questions



Appendix

2011 Product Niches

- Religious Institutions – Churches
- Auto Service and Repair Garages
- Garbage Refuse haulers
- Condominiums
- Small Artisan Service and Repair Contractors
- Retail Small business (Business Owners Program)
- Land Improvement Contractors (Excavation, Land Grading)
- Commercial Output Program (Manufacturing)
- Contractors E & O
- Mechanical Contractors
- Plumbing & Heating Contractors

- Metal Goods Fabricators
- Machine Shops
- Restaurants
- Golf Courses
- Winery Program
- Aggregate Truckers (Sand and Gravel Haulers)
- Peripheral Oil Field Contractors
- Inland Marine
- Micro Brewers
- Water Well Drillers
- Agriculture Service Contractors
- Program Business
- Commercial Roofers
- Hardware Stores

Foreign Investment Exposure

International Holdings by Country

Country	Market ($ in millions)	Pct of Mkt
United Kingdom	$64.9	40.1%
Switzerland	26.7	16.5
Netherlands	22.9	14.2
Australia	11.9	7.4
Germany	5.7	3.5
India	4.9	3.0
Luxembourg	5.4	3.3
Ireland	4.3	2.7
Israel	4.2	2.6
Hong Kong	3.2	2.0
Qatar	3.2	2.0
Spain	2.0	1.3
South Korea	1.7	1.0
Norway	0.8	0.5
Foreign, Non-Canada	**161.8**	**100.0**

International Holdings by Sector

Sector	Market ($ in millions)	Pct of Mkt	Pct Total Portfolio
Oil & Gas	$45.2	27.9%	1.57%
Industrials	22.5	13.9	0.78
Banks	21.4	13.2	0.74
Healthcare	15.5	9.6	0.54
Financials	15.0	9.3	0.52
Electric Utility	13.1	8.1	0.45
Basic Resources	12.9	7.9	0.45
Telecommunications	9.9	6.1	0.35
Insurance	3.2	2.0	0.11
Media	3.1	1.9	0.11
Foreign, Non-Canada	**161.8**	**100.0**	**5.63**

Notes

- Fixed Income portfolio only; "Country" indicates headquarter domicile
- No direct Sovereign exposure; 68.2% of Foreign holdings are Non-Canadian
- No local currency or foreign exchange risk – all coupon and principal amounts are US$ denominated
- Investment Grade Corporates only; no structured products, private placements or alternative investments
- Bank exposure is limited to the northern peripheral countries (e.g., Germany, the U.K.); No "PIIGS"
- Well diversified, liquid names – no single position is greater than $5 million (i.e., 32 basis points)
- Foreign exposure (Canadian and non-Canadian) is 8.2% of the total Fixed Income portfolio

Experienced Senior Management



RANDY A. RAMLO
President/Chief Executive Officer
Years at UFG: 28
Years in industry: 28

- Directs and monitors the business operations of all offices and business segments
- Oversees the implementation of corporate policies on a day-to-day basis
- 1984: Joined company as an underwriter
- 1996 to 2001: Commercial underwriter
- 2001: Named VP, Surety
- 2004: Appointed EVP, United Fire Group
- 2007: Appointed president and CEO
- BA from University of Northern Iowa
- Professional designations: ARM, CPCU, AIM and AFSB
- Board member: United Way of East Central Iowa
- Member: CPCU Society and Surety Assoc. of Iowa



MICHAEL T. WILKINS
Executive Vice President
Years at UFG: 27
Years in industry: 27

- Responsible for development of information technology
- Directs company's reinsurance and personal lines segments
- 1985: joined UFG as computer programmer
- 1990 to 1998: Product support manager
- 1998: Named VP of Central Plains regional office
- 2002: Named VP of administration
- 2007: appointed EVP
- BS and MBA from University of Iowa
- Professional designations: ARP, CPCU
- Board member: United Way of East Central Iowa and Four Oaks
- Member: CPCU Society



DIANNE M. LYONS
Vice President/Chief Financial Officer
Years at UFG: 28
Years in industry: 28

- Directs the company's financial goals, objectives and budgets
- Oversees investor relations
- Oversees regulatory filings
- 1983: Joined UFG as records librarian
- 1984 to 1985: Accounting general clerk
- 1986 to 2000: Accountant
- 2000: Promoted to controller and accounting manager
- 2003: Named vice president of United Fire
- 2006: Appointed chief financial officer
- BA from Coe College
- Professional designations: AIAF, AAM, CPCU, LOMA LEVEL
- Board member: Young Parents Network
- Member: CPCU Society



DAVID E. CONNER
VP/CCO
Years at UFG: 14
Years in industry: 31



BARRIE W. ERNST
VP/CIO
Years at UFG: 10
Years in industry: 32



NEAL R. SCHARMER
VP/General Counsel
Years at UFG: 17
Years in industry: 22

Financial Summary

(GAAP, $ in thousands except per share values)	2011	2010	2009	6 mos. 2012	6 mos. 2011
Selected Income Statement Items					
Net Premiums Written	$604,867	$463,892	$467,427	$375,775	$295,355
Net Income / (Loss)	11	47,513	(10,441)	33,900	(12,104)
Realized Gains / (Loss), net of tax	4,186	5,518	(8,566)	2,183	2,455
Operating Earnings / (Loss), net of tax	(4,175)	41,995	(1,875)	31,717	(14,559)
Selected Balance Sheet Items					
Cash and Investments	$3,052,535	$2,662,955	$ 2,542,693	$3,132,698	$3,044,824
Total Assets	3,618,924	3,007,439	2,902,544	3,741,263	3,621,934
Shareholders' Equity	696,141	716,424	672,735	735,362	704,773
Capital & Surplus	565,843	594,308	556,265	596,391	575,201
Per Share Analysis					
Operating Income / (Loss) per Diluted Share	$(0.16)	$1.60	$(0.07)	$1.24	$(0.56)
Net Income / (Loss) per Diluted Share	-	1.80	(0.39)	1.33	(0.46)
Dividends per Share	0.60	0.60	0.60	0.30	0.30
Book Value per Share	27.29	27.35	25.35	28.91	27.23
Profitability Analysis					
Loss and Loss Settlement Expense Ratio	76.4%	68.9%	83.9%	62.4%	83.8%
Expense Ratio	35.7	31.0	31.3	32.7	37.2
Combined Ratio	112.1	99.9	115.2	95.1	121.0
Combined Ratio (ex. CATs & Hurricane Katrina Litigation)	97.0	93.2	101.4	86.4	99.0
ROAE	0.0	6.8	(1.6)	9.5	(3.4)
Operating ROAE	(0.6)	6.0	(0.3)	8.9	(4.1)

Property/Casualty Operating Segment Financial Highlights

(GAAP, $ in thousands except per share values)	2011	2010	2009	6 mos. 2012	6 mos. 2011
Commercial					
Net Premiums Written	$481,519	$363,806	$380,727	$308,465	$239,548
Net Premiums Earned	464,942	370,479	394,000	264,560	211,114
Loss and Loss Settlement Expenses	331,320	271,184	338,094	163,769	161,805
Loss and Loss Settlement Expense Ratio	71.3%	73.2%	85.8%	61.9%	76.6%
Personal					
Net Premiums Written	57,134	40,807	38,208	31,201	25,589
Net Premiums Earned	55,568	39,731	35,735	30,873	25,043
Loss and Loss Settlement Expenses	51,725	25,576	23,641	18,428	25,582
Loss and Loss Settlement Expense Ratio	93.1%	64.4%	66.2%	59.7%	102.2%
Assumed					
Net Premiums Written	13,270	10,295	5,892	5,204	4,616
Net Premiums Earned	13,261	10,163	5,942	5,237	4,616
Loss and Loss Settlement Expenses	24,786	(7,323)	3,986	5,333	14,402
Loss and Loss Settlement Expense Ratio	186.9%	-72.1%	67.1%	101.8%	NM
Total					
Net Premiums Written	551,923	414,908	424,827	344,870	269,753
Net Premiums Earned	533,771	420,373	435,677	300,670	240,773
Loss and Loss Settlement Expenses	407,831	289,437	365,721	187,530	201,789
Loss and Loss Settlement Expense Ratio	76.4%	68.9%	83.9%	62.4%	83.8%
Segment Net Income / (Loss)	(7,639)	34,726	(17,677)	29,991	(16,224)

Definitions and Reconciliations of Data Not Prepared in Accordance With U.S. GAAP

(GAAP, $ in thousands)	2007	2008	2009	2010	2011	6 mos. 2011	6 mos. 2012	3 mos. 2011	3 mos. 2012
Net income (loss)	$111,392	$(13,064)	$(10,441)	$47,513	$11	$(12,104)	$33,900	$(17,914)	$14,716
After-tax realized investment (gains) losses	(6,286)	6,749	8,566	(5,518)	(4,186)	(2,455)	(2,183)	(731)	(367)
Operating income (loss)	$105,107	$(6,315)	$(1,875)	$41,995	$(4,175)	$(14,559)	$31,717	$(18,645)	$14,349
Diluted earnings (loss) per share	$4.03	$(0.48)	$(0.39)	$1.80	$0.00	$(0.46)	$1.33	$(0.69)	$0.58
Diluted operating earnings (loss) per share	3.80	(0.23)	(0.07)	1.60	(0.16)	(0.57)	1.24	(0.72)	0.56
Return on equity	15.6%	-1.9%	-1.6%	6.8%	0.0%	(3.4)%	9.5%	--	--
After-tax realized investment (gains) losses	-0.9	1.0	1.3	-0.8	-0.6	(0.3)	(0.3)	--	--
Operating return on equity	14.7	-0.9	-0.3	6.0	-0.6	(3.8)	9.2	--	--

Operating income is a commonly used Non-GAAP financial measure of net income excluding realized capital gains and losses and related federal income taxes. Because our calculation may differ from similar measures used by other companies, investors should be careful when comparing our measure of operating income to that of other companies. Management evaluates this measurement and ratios derived from this measurement because we believe it better represents the normal, ongoing performance of our businesses.



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